                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LightTouch Vein & Laser, Inc.
                                (Name of Issuer)

                             Shares of Common Stock
                         (Title of Class of Securities)

                                   523364 20 7
                                 (CUSIP number)

                                 Alan W. Crites

      c/o 3000 Sand Hill Road, Building 3, Suite 255, Menlo Park, CA 94025,
   (650) 854-8585 (Name, address and telephone number of person authorized to receive notices and communications)

                                September 1, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 22 Pages)

----------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 22 Pages

                                  SCHEDULE 13D
For InterWest Partners VI, L.P.
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         InterWest Partners VI, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         1,946,698

                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0

                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         1,946,698

                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,946,698
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                                              Page 3 of 22 Pages

                                  SCHEDULE 13D
For InterWest Management Partners VI, L.L.C.
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         InterWest Management Partners VI, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                 VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                                              Page 4 of 22 Pages

                                  SCHEDULE 13D
For Harvey B. Cash:
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         Harvey B. Cash
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                              Page 5 of 22 Pages

                                  SCHEDULE 13D
For Alan W. Crites
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         Alan W. Crites
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                             Page 6 of 22 Pages

                                  SCHEDULE 13D
For Philip Gianos
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         Philip Gianos
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                              Page 7 of 22 Pages

                                  SCHEDULE 13D
For W. Scott Hedrick
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         W. Scott Hedrick
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                              Page 8 of 22 Pages

                                  SCHEDULE 13D
For W. Stephen Holmes
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         W. Stephen Holmes
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                              Page 9 of 22 Pages

                                  SCHEDULE 13D
For Robert R. Momsen
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         Robert R. Momsen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                             Page 10 of 22 Pages

                                  SCHEDULE 13D
For Arnold L. Oronsky
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         Arnold L. Oronsky
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                 VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                             Page 11 of 22 Pages

                                  SCHEDULE 13D
For Gilbert H. Kliman
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.

         Gilbert H. Kliman
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         2,008,181 (Includes 1,946,698 shares owned
                                    by InterWest Partners VI, L.P. and 61,483
                                    shares owned by InterWest Investors VI,
                                    L.P.)
                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         0
                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH: 2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,008,181 (Includes 1,946,698 shares owned by InterWest Partners VI, L.P. and 61,483 shares owned by InterWest Investors VI, L.P.)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.95% (Including InterWest Partners VI, L.P. and InterWest Investors
                 VI, L.P. Shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                            Page 12 of 22 Pages
Item 1.  SECURITY AND ISSUER

This statement relates to certain shares of common stock (the "Shares") of LightTouch Vein & Laser, Inc., a Nevada corporation (the "Company") with its principal executive offices at 414 Glenwood Avenue, Suite 105, Raleigh, North Carolina 27603

ITEM 2.  IDENTITY AND BACKGROUND.

For InterWest Partners VI, L.P.

(a)      Name

         InterWest Partners VI, L.P., a California limited partnership

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(c)      Principal Business and Address of Principal Business Office

         Venture Capital Company

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      State of Organization

         California

For InterWest Management Partners VI, L.L.C.

(a)      Name

         InterWest Management Partners VI, L.L.C., a California limited liability company and general partner of InterWest Partners VI, L.P.

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(c)      Principal Business and Address of Principal Business Office

         General Partner of Venture Capital Company

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      State of Organization

         California

                                                            Page 13 of 22 Pages
For Harvey B. Cash:

(a)      Name

         Harvey B. Cash

(b)      Residence or Business Address

         Two Galleria Tower
         13455 Noel Road
         #1670
         Dallas, TX 75240

(c)      Principal Business and Address of Principal Business Office

         Venture Capital Company

         Two Galleria Tower
         13455 Noel Road
         #1670
         Dallas, TX 75240

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States of America

For Alan W. Crites

(a)      Name

         Alan W. Crites

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025


(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Managing Director of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States Citizen

                                                            Page 14 of 22 Pages
For Philip T. Gianos:

(a)      Name

         Philip T. Gianos

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025


(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Managing Director of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States of America




For W. Scott Hedrick:

(a)      Name

         W. Scott Hedrick

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025


(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Managing Director of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States of America

                                                            Page 15 of 22 Pages
For W. Stephen Holmes

(a)      Name

         W. Stephen Holmes

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Managing Director of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States of America

                                                            Page 16 of 22 Pages
For Robert R. Momsen:

(a)      Name

         Robert R. Momsen

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025


(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Managing Director of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States Citizen

                                                            Page 17 of 22 Pages
For Arnold L. Oronsky:

(a)      Name

         Arnold L. Oronsky

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Managing Director of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States Citizen

                                                            Page 18 of 22 Pages
For  Gilbert H. Kliman

(a)      Name

         Gilbert H. Kliman

(b)      Residence or Business Address

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(c)      Principal Occupation and Name and Address of Principal Business

         Venture Capitalist; Venture Member of InterWest
         Management Partners VI, L.L.C.

         3000 Sand Hill Road, Building 3, Suite 255
         Menlo Park, CA  94025

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States Citizen

                                                            Page 19 of 22 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     For all persons listed in Item 2 above:

     The securities were acquired as a result of the merger (the "Merger") of Vanishing Point, Inc. ("Vanishing Point") and a wholly-owned subsidiary of the Company, pursuant to which Vanishing Point became a wholly-owed subsidiary of the Company and shares of the Company common stock ("Shares") were issued to stockholders of Vanishing Point in consideration for the cancellation of their stock in Vanishing Point.

ITEM 4.  PURPOSE OF TRANSACTION.

     For all persons listed in Item 2 above:

     InterWest Partners VI, L.P. has acquired the Shares as a result of the Merger.

     InterWest Partners VI, L.P. intends continuously to review its investment in the Company and may from time to time acquire or dispose of Shares of the Company, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting InterWest Partners VI, L.P. or the Company.

     The board of directors of the Company has changed pursuant to the terms of the Merger, but InterWest Partners VI, L.P. has no current plan to make any further change to the board of directors of the Company.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

For InterWest Partners VI, L.P.:

(a)  Amount Beneficially Owned:

InterWest Partners VI, L.P. is the beneficial owner of 1,946,698 Shares, or 10.95% of the outstanding Shares, of Common Stock of the Company, after giving effect to the Merger.

(b) Number of shares as to which such person has:

(i)      Sole power to vote or direct the vote:  1,946,698

(ii)     Shared power to vote or direct the vote:  0

(iii)    Sole power to dispose or direct the disposition of:  1,946,698

(iv)     Shared power to dispose or direct the disposition of:  0

(c) Neither InterWest Partners VI, L.P., nor any of the other persons listed in
Item 2 above has had any transaction involving stock of the Company during the last 60 days.

(d)      Not applicable

(e)      Not applicable

                                                             Page 20 of 22 Pages



         For InterWest Management Partners VI, L.L.C.:

         (a)  Amount Beneficially Owned:

         InterWest Management Partners VI, L.L.C. is the beneficial owner of 2,008,181 Shares, or 10.95% of the outstanding Shares, of Common Stock of the Company, after giving effect to the Merger. This total includes 1,946,698 Shares owned by InterWest Partners, VI, L.P. and 61,483 Shares owned by InterWest Investors VI, L.P.; InterWest Management Partners VI, L.L.C. is the general partner of both InterWest Partners VI, L.P. and InterWest Investors VI, L.P.

         (b) Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote: 2,008,181

                  (ii)     Shared power to vote or direct the vote:  0

                  (iii)    Sole power to dispose or direct the disposition of:
                           2,008,181

                  (iv) Shared power to dispose or direct the disposition of: 0

         (c) Neither InterWest Management Partners VI, L.L.C., nor any of the other persons listed in Item 2 above has had any transaction involving stock of the Company during the last 60 days.

         (d)      Not applicable

         (e)      Not applicable
For each of the persons listed in Item 2 above as being Managing Directors of InterWest Management Partners VI, L.L.C., and for Gilbert H. Kliman, Venture Member of InterWest Management Partners VI, L.L.C.:

         (a)  Amount Beneficially Owned:

         Each of the Managing Directors and the Venture Member of InterWest Management Partners VI, L.L.C., the general partner of InterWest Partners VI, L.P. and InterWest Investors VI, L.P., is the beneficial owner of 2,008,181 Shares, or 10.95% of the outstanding Shares, of Common Stock of the Company, after giving effect to the Merger. This total includes 1,946,698 Shares owned by InterWest Partners, VI, L.P. and 61,483 Shares owned by InterWest Investors VI, L.P.

         (b) Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote: 0

                  (ii)     Shared power to vote or direct the vote: 2,008,181

                  (iii)    Sole power to dispose or direct the disposition of: 0

                  (iv) Shared power to dispose or direct the disposition of 2,008,181

         (c) Neither any of the Managing Directors or the Venture Member of InterWest Management Partners VI, L.L.C., nor any of the other persons listed in
Item 2 above has had any transaction involving stock of the Company during the last 60 days.

         (d)      Not applicable

         (e)      Not applicable

                                                            Page 21 of 22 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     For all persons listed in Item 2 above:

     The issuer entered into a Voting Agreement (the "Voting Agreement") with certain stockholders of the issuer who own, in the aggregate approximately 70% of the issued and outstanding common stock of the issuer, including InterWest Partners VI, L.P., pursuant to which, as described below, such stockholders of the issuer agreed to vote their shares of the issuer, in all elections of directors that take place between the date of the Merger and the second anniversary of the Merger, for the persons designated in accordance with such Voting Agreement.

The Voting Agreement provides that each of the parties thereto will vote all shares of the common stock of the issuer now or hereafter owned or controlled by them to elect as directors (a) one individual designated by Jerome Capital, LLC,
(b) one individual designated by Venture Strategy Partners, L.P., (c) one individual designated jointly by Jerome Capital, LLC and Venture Strategy Partners, L.P., and (d) two individuals jointly designated by Gregory Martini and Plymouth Partners, for election after the date hereof at any meeting of the stockholders of the issuer or in any consent in lieu of a meeting of the stockholders of the issuer during the two year term of the Voting Agreement. Effective at the time that the Merger became effective, the sole director of the issuer, Gregory Martini, appointed Halley Faust (as designee of Jerome Capital
LLC), Joanna Rees Gallanter (as designee of Venture Strategy Partners, L.P., Melisse Shaban (as designee of Jerome Capital LLC and Venture Strategy Partners, L.P), and an additional designee of Gregory Martini and Plymouth Partners to vacancies on the board of directors; Mr. Martini is the other director jointly designated by Mr. Martini and Plymouth Partners.

A copy of the Voting Agreement, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit hereto.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     A copy of the Merger Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.

     A copy of the Voting Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.

            See Joint Filing Statement - attached hereto as Exhibit A

                                      * * *

This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: According to Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000 there were outstanding and entitled to vote 18,936,539 shares of Common Stock.

                                                            Page 22 of 22 Pages
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September __, 2000


INTERWEST PARTNERS VI, L.P.


By: InterWest Management Partners VI, L.L.C.     /s/ Harvey B. Cash
                                                 ---------------------

By:  /s/ Alan W. Crites
     ------------------
     Managing Director                           /s/ Alan W. Crites
                                                 ---------------------
INTERWEST MANAGEMENT PARTNERS VI, L.L.C.

By:  /s/ Alan W. Crites
     ------------------                          /s/ Philip T. Gianos
     Managing Director                           ---------------------

                                                 /s/ W. Scott Hedrick
                                                 ---------------------

                                                 /s/ W. Stephen Holmes
                                                 ---------------------

                                                 /s/ Gilbert H. Kliman
                                                 ---------------------

                                                 /s/ Robert R. Momsen
                                                 ---------------------

                                                 /s/ Arnold L. Oronsky
                                                 ---------------------

                                    EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.


INTERWEST PARTNERS VI, L.P.


By: InterWest Management Partners VI, L.L.C.     /s/ Harvey B. Cash
                                                 ----------------------

By:  /s/ Alan W. Crites
     ------------------
     Managing Director                           /s/ Alan W. Crites
                                                 ----------------------
INTERWEST MANAGEMENT PARTNERS VI, L.L.C.

By:  /s/ Alan W. Crites
     ------------------                          /s/ Philip T. Gianos
     Managing Director                           ----------------------

                                                 /s/ W. Scott Hedrick
                                                 ----------------------

                                                 /s/ W. Stephen Holmes
                                                 ----------------------

                                                 /s/ Gilbert H. Kliman
                                                 ----------------------

                                                 /s/ Robert R. Momsen
                                                 ----------------------

                                                 /s/ Arnold L. Oronsky
                                                 ----------------------